TMM COMPANY CONTACT:                                                                      AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                                                         Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                                              312-726-3600
jacinto.marina@tmm.com.mx                                                                         kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM REPORTS FIRST-QUARTER 2011 FINANCIAL RESULTS

(Mexico City, May 2, 2011) – Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics Company, reported today its financial results for the first quarter of 2011.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “First-quarter results were affected by market dynamics including the global reduction of tariffs for offshore vessels and product tankers, which impacted our Maritime results by decreasing revenue and profit for this division. Maritime results were also affected in the first quarter by a lower utilization of our fleet compared to the first quarter of last year.

“While our financial results in the first quarter were below our expectations, we anticipate performance improvements for the upcoming quarters.”

Serrano continued, “At Maritime, six new, medium-term offshore contracts began in the latter part of the first quarter, and will contribute to Maritimes’ results going forward. At product tankers, all six vessels that comprise our fleet are now working with contracts. Five of these tankers are owned, and their contracts extend through the end of this year, securing the utilization of these vessels for the remainder of 2011.

“Additionally, we are pursuing longer-term contracts through the operation of our offshore vessels in international markets. Our focus is to find ways to remain positioned to seize high return opportunities.”

Serrano concluded, “We continue to work on the implementation of our five-year growth plan, which includes two projects. The first project consists of the development of a container and liquids terminal at the Port of Tuxpan, Veracruz. The container terminal will meet increasing demand for capacity in the Gulf of Mexico, taking advantage of organic growth in the Mexican market. The liquids terminal will address current and projected increased demand for imported gasoline and diesel fuel through the construction of a pipeline and a berthing position. The second project consists of adding specialized offshore vessels to the Company’s fleet to meet the increasing demand for deep water exploration in Mexico.

“The successful implementation of these projects will allow TMM to grow with high return assets and operations, significantly improving its capital structure and shareholder value in the long term.”

FIRST-QUARTER 2011 FINANCIAL AND OPERATING RESULTS
Compared to the same period of last year, consolidated first-quarter 2011 revenue decreased 18.7 percent, and operating profit decreased 49.5 percent due to revenue and profit decreases at Maritime and revenue reductions and increased losses at Logistics. Notwithstanding these decreases, the Company continues to be free cash flow positive.

Compared to the same period of last year, first-quarter 2011 Maritime revenue decreased 21.7 percent, and operating profit decreased 30.8 percent. These reductions were partially offset by revenue and profit increases at tugboats due to increased vessel calls at Manzanillo. Year over year, in the 2011 first quarter, offshore revenue and gross profit decreased 19.0 percent and 16.7 percent, respectively, and product tanker revenue decreased 24.7 percent resulting in a gross loss. These two segments’ decreases were attributable to lower utilization and lower average daily tariffs when compared to the first quarter of 2010. Chemical tanker revenue decreased 41.6 percent as a result of lower freight volumes due to maintenance work on two vessels and poor weather conditions throughout the quarter.

Compared to the same period of last year, first-quarter 2011 Ports and Terminals’ revenue increased 16.1 percent, and operating profit remained unchanged at $2.0 million. At the maintenance and repair segment, revenue and gross profit increased 25.0 percent and 40.0 percent, respectively, due to a larger client base and higher volumes at the Manzanillo depot. At Acapulco revenue decreased 9.1 percent to $2.0 million, as two cruise ship lines changed routes, partially offset by a 68.4 percent revenue increase in the car handling segment, from 11,337 cars in the first quarter of 2010 to 19,189 in the first quarter of 2011.

Excluding $6.7 million of revenue from the sale of the minority stake in the Company’s automotive inbound logistics business in April 2010, Logistics revenue increased 8.5 percent in the first quarter of 2011 compared to the same quarter last year. EBITDA for this division was $0.4 million in the first quarter of 2011.

DEBT
As of March 31, 2011, TMM’s total net debt was $775.1 million. TMM’s Trust Certificates debt was negatively impacted by $32.4 million from the appreciation of the peso versus the dollar in the 2011 first quarter. The Company’s cash position in the first quarter was reduced, as we paid approximately $44.5 million of our Trust Certificates debt, including a capital prepayment of $8.4 million on February 15.

Total Net Debt
Million of U.S. Dollars

	As of 12/31/10	As of 3/31/11
Mexican Trust Certificates (1)	$786.4	$788.6
Securitization Facility	11.8	10.4
Other Corporate Debt	73.9	71.0
Total Debt (2)	872.1	870.0
Cash	142.3	94.9
Total Net Debt	$729.8	$775.1

(1) 20-year term and non recourse to the Company
(2) Of total debt, only $26.7 million or 3.1%, is short- term
Exchange Rate: 12.38 pesos/dollar at December 31, 2010 and 11.92 pesos/dollar at March 31, 2011

REVALUATION SURPLUS
In the fourth quarter of 2010, according to International Accounting Standards (IAS), IAS 8 and IAS 16, the Company adopted an accounting policy for the valuation of fixed assets, specifically of its land and buildings, to estimate the variation between the accounting value and the commercial value of such assets. The result was an increase in its book value and was recognized in the stockholders equity as “revaluation surplus”. At March 31, 2011, the Company recorded a revaluation surplus of $64.1 million.

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights on Tuesday, May 3 at 11:00 a.m. Eastern time.

To participate in the conference call, please dial (888) 634-7543 (domestic) or (719) 325-2405 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at:
http://www.visualwebcaster.com/event.asp?id=78866.

A replay of the conference call will be available through May 17 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 9961169 On the Internet a replay will be available for 30 days at: http://www.visualwebcaster.com/event.asp?id=78866.

Headquartered in Mexico City, TMM is a Mexican intermodal transportation and logistics Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow...

Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of dollars –

	March 31,	December 31,
	2011	2010

Current assets:
Cash and cash equivalents	94.902	142.319
Accounts receivable
Accounts receivable - Net	49.672	37.594
Other accounts receivable	23.311	20.870
Prepaid expenses and others current assets	12.452	11.116
Non-current assets held for sale		0.717
Total current assets	180.337	212.616
Property, machinery and equipment	930.961	924.188
Cumulative Depreciation	(181.001)	(173.682)
Property, machinery and equipment - Net	749.960	750.506
Other assets	44.279	45.248
Deferred taxes	67.492	67.492
Total assets	1,042.068	1,075.862

Current liabilities:
Bank loans and current maturities of long-term liabilities	16.668	23.672
Sale of accounts receivable	10.081	11.223
Suppliers	23.745	23.181
Other accounts payable and accrued expenses	49.566	46.988
Total current liabilities	100.060	105.064
Long-term liabilities:
Bank loans	57.437	61.072
Trust certificates debt	785.488	775.536
Sale of accounts receivable	0.354	0.550
Other long-term liabilities	29.365	28.770

Total long-term liabilities	872.644	865.928
Total liabilities	972.704	970.992

Stockholders´ equity
Common stock	155.177	155.177
Retained earnings	(139.361)	(97.033)
Revaluation surplus	64.097	64.097
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	(2.163)	(8.522)
	59.993	95.962
Minority interest	9.371	8.908
Total stockholders´ equity	69.364	104.870

Total liabilities and stockholders´ equity	1,042.068	1,075.862

* Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Income*
- millions of dollars –

	Three months ended March 31,
	2011	2010

Ports and Terminals	7.180	6.163
Maritime	39.657	50.712
Logistics	19.089	24.275
Revenue from freight and services	65.926	81.150

Ports and Terminals	(4.830)	(3.767)
Maritime	(20.676)	(27.477)
Logistics	(18.668)	(23.608)
Cost of freight and services	(44.174)	(54.852)

Ports and Terminals	(0.313)	(0.364)
Maritime	(10.019)	(10.203)
Logistics	(2.558)	(1.853)
Corporate and others	(0.185)	(0.081)
Depreciation and amortization	(13.075)	(12.501)

Corporate expenses	(4.129)	(3.501)
Ports and Terminals	2.037	2.032
Maritime	8.962	13.032
Logistics	(2.137)	(1.186)
Corporate and others	(0.185)	(0.081)
Other (expenses) income - Net	0.785	0.248
Operating Income	5.333	10.544
Financial (expenses) income - Net	(15.399)	(16.901)
Exchange gain (loss) - Net	(31.361)	(34.267)
Net financial cost	(46.760)	(51.168)
Loss before taxes	(41.427)	(40.624)
Provision for taxes	(0.439)	(0.504)

Net loss for the period	(41.866)	(41.128)

Attributable to:
Minority interest	0.462	0.542
Equity holders of GTMM, S.A.B.	(42.328)	(41.670)

Weighted average outstanding shares (millions)	101.995	102.024
Income (loss) earnings per share (dollars / share)	(0.42)	(0.41)

Outstanding shares at end of period (millions)	101.995	102.024
Income (loss) earnings per share (dollars / share)	(0.42)	(0.41)

* Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of dollars –
	Three months ended
	March 31,
	2011	2010

Cash flow from operation activities:
Net loss for the period	(41.866)	(41.128)
Charges (credits) to income not affecting resources:
Depreciation & amortization	16.013	14.312
Other non-cash items	47.714	50.798
Total non-cash items	63.727	65.110
Changes in assets & liabilities	(19.433)	(12.963)
Total adjustments	44.294	52.147
Net cash provided by operating activities	2.428	11.019

Cash flow from investing activities:
Proceeds from sales of assets	2.346	4.167
Payments for purchases of assets	(2.507)	(2.708)
Net cash (used in) provided by investment activities	(0.161)	1.459

Cash flow provided by financing activities:
Short-term borrowings (net)		1.250
Sale (repurchase) of accounts receivable (net)	(2.440)	(1.842)
Repayment of long-term debt	(50.521)	(13.562)
Proceeds from issuance of long-term debt		3.734
Net cash used in financing activities	(52.961)	(10.420)
Exchange losses on cash	3.277	1.651
Net (decrease) increase in cash	(47.417)	3.709
Cash at beginning of period	142.319	84.244
Cash at end of period	94.902	87.953

* Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.